Exhibit 99.1

Sun Life Financial Provides Update on Conversion Privilege for its Class A Non-Cumulative Rate Reset Preferred Shares Series 12R

TORONTO, Dec. 19, 2016 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced that after having taken into account all election notices received by the December 16, 2016 deadline for the conversion of its Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the "Series 12R Shares") into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (the "Series 13QR Shares"), there were 832,321 Series 12R Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 13QR Shares, meaning there will be no conversion of Series 12R Shares into Series 13QR Shares.

For the five-year period commencing on December 31, 2016 to but excluding December 31, 2021, holders of the Series 12R Shares will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life Financial and subject to the Insurance Companies Act (Canada), based on an annual dividend rate of 3.806% per annum or $0.237875 per share per quarter, being equal to the sum of the 5-year Government of Canada Yield, as defined in the terms of the Series 12R Shares, on Thursday, December 1, 2016 plus 2.73%, as determined in accordance with the terms of those shares.

Subject to regulatory approval, Sun Life Financial may redeem the Series 12R Shares in whole or in part on December 31, 2021 and on the 31st of December every five years thereafter by the payment of an amount for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for such redemption.

The Series 12R Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2016, the Sun Life Financial group of companies had total assets under management of $908 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

Media Relations Contact:

Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:

Gregory Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc. - Financial News

%CIK: 0001097362

CO: Sun Life Financial Inc. - Financial News

CNW 17:00e 19-DEC-16